Commonwealth Thoroughbreds LLC

1450 North Broadway

Lexington, Kentucky 40505

March 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Katherine Bagley Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC Offering Statement on Form 1-A Submitted October 16, 2019 CIK No. 0001789339

Ladies and Gentlemen:

We request that the above referenced Offering Statement on Form 1-A for Commonwealth Thoroughbreds LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission at 4:00 PM Eastern Time on Monday, March 30, 2020, or as soon thereafter as practicable.

Sincerely, /s/ Brian Doxtator, Chief Executive Officer of Commonwealth Markets Inc., the Managing Member of Commonwealth Thoroughbreds LLC

Copy to:          Alan K. MacDonald

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